EXHIBIT 21.1

LIST OF SUBSIDIARIES

	Jurisdiction of
	Incorporation or	Percentage of
Name of Subsidiary	Organization	Ownership
Donggao International Group Shares Limited	Republic of Seychelles	100%
Donggao Group Limited	Republic of Seychelles	100%
Donggao Group Holdings Limited	Hong Kong	100%
Shenzhen Qianhai Donggao Technology Limited	PRC	100%
Guangzhou Donggao New Material Co., Ltd	PRC	100%